[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                           Report on Amendment No. 8
                                                                       -
Based on:                                      Article 27-25, Paragraph 1 of the
                                               Securities and Exchange Law

Filed with:                                    Director of Tokai Local Finance
                                               Bureau

Name (3):                                      Katsuaki Watanabe, President,
                                               Toyota Motor Corporation

Address or Location of Head Office (3):        1 Toyota-cho, Toyota City,
                                               Aichi Prefecture

Effective Date of Reporting Duty (4):          January 20, 2006

Filing Date:                                   April 28, 2006

Total Number of Submitter and Joint Holders
(persons):                                     3
                                               -
Submitting Method (5):                         Jointly


I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------
   Name of Issuing Company          Aisan Industry Co., Ltd.
----------------------------------------------------------------------------------------------------------
   Company Code                     7283
----------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter        Listed
----------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)    Tokyo, Nagoya
----------------------------------------------------------------------------------------------------------
   Location of Head Office          1-1 Kyowa-cho 1-chome, Obu City, Aichi Prefecture
----------------------------------------------------------------------------------------------------------


II. Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------
   Name                             Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------
   Address or Location of Head      1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------
   Date of Incorporation            August 27, 1937
----------------------------------------------------------------------------------------------------------
   Name of Representative           Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yuji Maki, General Manager of Administration Department, Affiliated
   Person in Charge                 Companies Finance Division
----------------------------------------------------------------------------------------------------------
   Telephone Number                 0565-23-3770
----------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

----------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)

       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------
                                    Main Text of Article       Article 27-23,          Article 27-23,
                                     27-23, Paragraph 3      Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                             18,107,958                       -                       -
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                 A                                          -     G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock              B                                          -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      C                                          -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary          E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------
           Total (shares)           M         18,107,958     N                 -     O                 -
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     P                 -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       Q         18,107,958
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       R                 -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------




       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S         55,244,096
  (shares) (as of January 20,
  2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                       32.78
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                       32.78
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------
      Date          Kind of Stock, Etc.          Number        Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------
                      Not applicable.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
         [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             1,825,153
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          1,825,153
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of         Location       Purpose of     Amount
            (Name of Branch)      Business     Representative                     Borrowing    (JPY1,000)
----------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------

 II. Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)

       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------
   Name                             Cataler Corporation
----------------------------------------------------------------------------------------------------------
   Address or Location of Head      7800 Chihama, Kakegawa-city, Shizuoka Prefecture
   Office
----------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------
   Date of Incorporation            May 8, 1967
----------------------------------------------------------------------------------------------------------
   Name of Representative           Hironobu Ono
----------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture and sale of catalyst, etc.
----------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yoshio Matsui, Director of Board, Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------
   Telephone Number                 0537-72-5960
----------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)

       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------
                                    Main Text of Article       Article 27-23,          Article 27-23,
                                     27-23, Paragraph 3      Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                                      -                       -                       -
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                 A                                          -     G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock              B                                          -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      C                                          -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      D                                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary          E                                                K
  Receipts
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       F                                                L
  Securities
----------------------------------------------------------------------------------------------------------
           Total (shares)           M                  -     N                 -     O                 -
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       Q                  -
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S         55,244,096
  (shares) (as of January 20,
  2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                           -
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.03
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------
       Date           Kind of Stock, Etc.         Number        Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------
  January 19,        Shares of common stock        2,700             Disposal                JPY1,295
  2006
----------------------------------------------------------------------------------------------------------
  January 20,        Shares of common stock       18,000             Disposal                JPY1,298
  2006
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13) [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)                   -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                   -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)           -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                               -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition                -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of        Location      Purpose of      Amount
            (Name of Branch)      Business     Representative                   Borrowing     (JPY1,000)
----------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
      (1) Profile of Submitter (8)

       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------
   Name                             Daihatsu Motor Co., Ltd.
----------------------------------------------------------------------------------------------------------
   Address or Location of Head      1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture
   Office
----------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------
   Date of Incorporation            March 1, 1907
----------------------------------------------------------------------------------------------------------
   Name of Representative           Teruyuki Minoura
----------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------
   Business Purposes                The manufacture, sale, leasing and repair of motor vehicles, industrial  vehicles, other various vehicles, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Shinya Takeda, General Manager of Finance Accounting Department,
   Person in Charge                 Finance Accounting and Cost Management  Division
----------------------------------------------------------------------------------------------------------
   Telephone Number                 072-754-3063
----------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)

       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------
                                    Main Text of Article       Article 27-23,          Article 27-23,
                                     27-23, Paragraph 3      Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                                145,611                       -                       -
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                 A                                          -     G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock              B                                          -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      C                                          -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      D                                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary          E                                                K
  Receipts
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       F                                                L
  Securities
----------------------------------------------------------------------------------------------------------
           Total (shares)           M            145,611     N                 -     O                 -
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       Q            145,611
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S         55,244,096
  (shares) (as of January 20,
  2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.26
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.26
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------
       Date          Kind of Stock, Etc.          Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------
                       Not applicable.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)                  -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                  -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)          -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                              -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition               -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of        Location      Purpose of      Amount
            (Name of Branch)      Business     Representative                   Borrowing     (JPY1,000)
----------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
     (1) Profile of Submitter (8)

       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------
   Name                             Hino Motors, Ltd.
----------------------------------------------------------------------------------------------------------
   Address or Location of Head      1-1, Hinodai 3-chome, Hino-shi, Tokyo
   Office
----------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------
   Date of Incorporation            May 1, 1942
----------------------------------------------------------------------------------------------------------
   Name of Representative           Shoji Kondo
----------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------
   Business Purposes                The manufacture and sale of trucks and busses, and development, designing of products related thereto and offering of other services, etc.
----------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Taketo Nakane, General Manager, Finance & Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------
   Telephone Number                 042-586-5131
----------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)

       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------
                                    Main Text of Article       Article 27-23,          Article 27-23,
                                     27-23, Paragraph 3      Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                                 12,127                       -                       -
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                 A                                          -     G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock              B                                          -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      C                                          -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      D                                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary          E                                                K
  Receipts
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       F                                                L
  Securities
----------------------------------------------------------------------------------------------------------
           Total (shares)           M             12,127     N                 -     O                 -
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       Q             12,127
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S         55,244,096
  (shares) (as of January 20,
  2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.02
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------
       Date          Kind of Stock, Etc.         Number         Acquisition / Disposal      Unit Price
----------------------------------------------------------------------------------------------------------
                       Not applicable.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)                  -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                  -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)          -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                              -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition               -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of        Location      Purpose of      Amount
            (Name of Branch)      Business     Representative                   Borrowing     (JPY1,000)
----------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Daihatsu Motor Co., Ltd.
      Hino Motors, Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)

      (1) Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------
                                       Main Text of Article      Article 27-23,          Article 27-23,
                                        27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                                18,265,696                      -                      -
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                    A                                         -    G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition     B                                         -    H
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights  C                                         -    I
  (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to         D                                              J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts    E                                              K
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject          F                                              L
  Securities
----------------------------------------------------------------------------------------------------------
             Total (shares)            M         18,265,696    N                 -   O                  -
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were   P                  -
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held          Q         18,265,696
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                          R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares        S         55,244,096
  (shares) (as of January 20, 2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                  33.06
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                     33.10
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------